

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2016

Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

> **Re: Hill International, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 12, 2016 by Bulldog Investors, LLC**
> **File No. 001-33961**

Dear Mr. Goldstein:

We have reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. We have reviewed your response to comment 1 of our letter dated July 1, 2016, and the disclosure of your belief that the SEC's definition of the term participant "may be misleading." We also noticed the inclusion of an apparent legal conclusion wherein Bulldog definitely states that it is "solely responsible" for the accuracy and adequacy of the solicitation "except for share biographical information and share ownership provided by the nominees." No legal analysis, however, has been offered to support the claim that Bulldog is not responsible for the disclosures made by the other participants. In addition, notwithstanding the application of Section 14(a) to any person who solicits or "permits the use of his name to solicit," no evidence on the cover page of Schedule 14A has been offered that participants other than Bulldog have complied with Rules 14a-3(a) or 14a-6(a). While the staff of the Division of Corporation Finance will not undertake any further review of your Definitive Proxy Statement at this time, we continue to believe that that the solicitation, as defined in Rule 14a-1(l)(1)(iii), is being made by the other participants identified within your proxy statement. The prior comment remains open.

<u>Reason for the Solicitation</u>

2. We note your response to comment 5 of our letter dated July 1, 2016. Rule 14a-9 prohibits the solicitation of proxies containing statements which imply improper conduct or impugn character without a reasonable factual foundation. Your statement of belief regarding the "Richter Discount," however, appears to have been supported by your own empirical observations as distinguished from fact. Such beliefs also do not offer factual support for the assertion that "the Board[ ] [has] fail[ed] to put the interests of the public shareholders above those of the Richters." The prior comment remains open.

All persons who are by statute and rule responsible for this filing remain responsible for the adequacy and accuracy of the disclosures contained within the Schedule 14A. All participants in this solicitation are urged to be certain that all required information has been included.

Any correspondence submitted to the Division of Corporation Finance in reply to these comments or otherwise in connection with this solicitation should be addressed to the persons named herein below, include a reference to Mail Stop 4631, and be filed electronically on EDGAR pursuant to Regulation S-T. You may contact Chris Ronne, Staff Attorney, at (202) 551-6156, Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3266 if you have questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions